# Sit Mutual Funds
# Investment Presentation
# March 31, 2018

These presentation materials were prepared for institutional use only and must be preceded or accompanied by a prospectus. This material is for illustration purposes only and does not constitute an offer to buy or sell a security.

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
www.sitfunds.com

Sit Investment Associates

# Outline of Presentation

I.      Organization

II.      Tax-Free Income Fund

III.      Disclosures

Sit Investment Associates

# Corporate Values and Goals
## Established with the Founding of the Firm in 1981

### Our Corporate Values

➢ To operate under the highest ethical and professional standards.

➢ To put our clients first in everything we do.  We realize that the success of our clients results in our success.

➢ To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.

➢ To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

### Our Corporate Goals

➢ To provide superior investment management products for discriminating investors.

➢ To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.

➢ To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.

**Sit Investment Associates**

# Sit Mutual Funds
## A Family of No-Load Mutual Funds
## Specializing In Growth Equity Portfolios And Fixed Income

## Our Mission Statement

The firm is dedicated to a single purpose:  to be a premier investment management firm.

## Sit Investment Associates, Inc. Total Assets Under Management
### As of March 31, 2018: $13.8 Billion

- Equity $3.1 Billion
- Fixed Income $10.7 Billion

- Institutional Separate Accounts $10.9 Billion
- Sit Mutual Funds $2.8 Billion

## History

**1981**
- Sit Investment Associates , Inc. is founded in Minneapolis by Eugene C. Sit. The company is one of the largest minority-owned advisory firms in the U.S.
- Sit Mutual Funds formed

**1984**
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

**1989**
- Sit International division formed to manage international and global portfolios

Sit Investment Associates

# Investment Philosophy

## Equity Management

➢ To achieve superior long-term absolute and real returns through investing in growth-oriented investment opportunities.

➢ We invest primarily in high quality growth companies worldwide that have the potential to increase earnings at a faster rate than the representative economy and market index and are at reasonable valuation levels.

## Fixed Income Management

➢ To attain consistent, superior risk-adjusted returns using a conservative investment style.

➢ We utilize investment grade securities, with special emphasis on fixed income securities that provide high interest income and stability of principal value.

Sit Investment Associates

# Sit Investment Associates, Inc. Professionals

## Equity

| Name | Years of Investment Experience | Years With SIA |
|---|---|---|
| Roger J. Sit | 27 | 20 |
| Kent L. Johnson, CFA | 25 | 29 |
| Ronald D. Sit, CFA | 33 | 33 |
| David A. Brown, CFA | 23 | 20 |
| Denise A. Anderson, Ph.D. | 20 | 9 |
| Joseph R. Eshoo | 23 | 10 |
| Michael T. Manns | 31 | 3 |
| Michael C. Marzolf | 19 | 1 |
| Tasha M. Murdoff | 18 | 22 |
| Mark A. Pepper | 19 | 14 |
| Raymond E. Sit | 26 | 26 |
| Robert W. Sit, CFA | 26 | 26 |
| Michael J. Stellmacher, CFA | 26 | 17 |
| Stacey M. Curme | 21 | 25 |
| Ningning Tang, CFA | 14 | 10 |
| Bradley W. Meyer | 15 | 17 |
| Lee J. Feltman, CFA | 10 | 10 |
| Eric M. Manthe | 6 | 13 |
| Nicholas D. Tich | 10 | 12 |
| Samuel K. V. Krawczyk | 4 | 4 |

**Total Years Investment Experience 396 Years**
**Average Years Investment Experience 19.8 Years**

## Fixed Income

| Name | Years of Investment Experience | Years With SIA |
|---|---|---|
| Roger J. Sit | 27 | 20 |
| Michael C. Brilley | 49 | 33 |
| Bryce A. Doty, CFA | 26 | 22 |
| Paul J. Jungquist, CFA, CPA | 23 | 23 |
| Mark H. Book, CFA, CMA | 31 | 17 |
| Christopher M. Rasmussen, CFA | 15 | 18 |
| Todd S. Emerson, CFA | 23 | 11 |
| Jessica A. Ersfeld, CFA | 10 | 9 |
| Michael C. Hubbard, CFA | 12 | 6 |
| Michael J. Reich, CFA | 11 | 13 |
| Kevin P. O'Brien, CFA | 14 | 16 |
| Jason B. Miller, CFA | 9 | 4 |
| Charles D. Officer, CFA | 8 | 3 |
| Andrew J. Tich | 10 | 11 |
| Nick F. Ochsner | 6 | 0 |
| Marci A. Lorge | 33 | 29 |
| Brian R. Gilbert | 23 | 23 |

**Total Years Investment Experience 337 years**
**Average Years Investment Experience 19.8 years**

# Sit Mutual Fund Offerings



**Higher Risk**
**Higher Growth Potential**

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

**Lower Risk**
**Lower Growth Potential**

Sit Investment Associates

# II. Tax-Free Income Fund

# Sɪᴛ Tᴀx-Exᴇᴍᴘᴛ Fᴜɴᴅs' Iɴᴠᴇsᴛᴍᴇɴᴛ Sᴛʀᴀᴛᴇɢʏ

**The investment objective is to <u>maximize after-tax income</u> by placing major emphasis on:**

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

# Sɪᴛ Tᴀx-Exᴇᴍᴘᴛ Fᴜɴᴅs' Rɪsᴋ Cᴏɴᴛʀᴏʟ

**Portfolio managers control risk for the tax-exempt funds by:**

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

Sit Investment Associates

# Sit Tax-Free Income Fund Average Annual Total Returns
## As Of March 31, 2018

| | 1 Yr | 3 Yrs | 5 Yrs | 7 Yrs | 10 Yrs | Since Inception* | 30-Day SEC Yield |
|---|---|---|---|---|---|---|---|
| **Sit Tax-Free Income Fund** | **6.00** | **3.69** | **4.09** | **5.92** | **4.84** | **5.24** | **2.80** |
| Bloomberg Barclay's 5-Yr Muni Bond Index | 0.65 | 1.27 | 1.54 | 2.53 | 3.28 | 4.94 | |

* The Sit Tax-Free Income Fund's inception was 9/29/1988

**Performance figures** are historical and do not guarantee future results.  Investment returns and principal value will vary, and you may have a gain or loss when you sell shares.  Current performance may be lower or higher than the performance data quoted.  Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580.  Returns include changes in share price as well as reinvestment of all dividends and capital gains.  Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Management fees and administration expenses are included in the Fund's performance.  Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.  The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.  Please see additional information in the last section entitled "Disclosures."

Sit Investment Associates

## Five Largest National Funds' Yield and Duration Compared to Sit Tax-Free Income Fund

As of March 31, 2018



30-Day SEC Yield (%)
3.0
2.5
2.0
1.5
Sit Tax-Free Income Fund 2.80%
USAA Tax-Exempt Intermediate 2.44%
American Funds Tax-Exempt Bond 2.15%
T. Rowe Muni Intermediate 2.05%
Northern Intermediate Tax-Exempt 1.91%
Fidelity Intermediate Muni Income 1.78%
3.5
4.0
4.5
5.0
5.5
6.0
6.5
Duration (Years)


**Average Annual Total Returns (%) as of March 31, 2018**

| | 1 Year | 3 Year | 5 Year | 10 Year |
|---|---|---|---|---|
| **Sit Tax-Free Income Fund (SNTIX)** | **6.0** | **3.7** | **4.1** | **4.7** |
| USAA Tax Exempt Intermediate | 3.7 | 2.0 | 2.4 | 4.3 |
| American Funds Tax-Exempt Bond | 3.1 | 2.3 | 2.7 | 4.3 |
| Fidelity Intermediate Muni Income | 1.9 | 1.3 | 1.7 | 3.2 |
| Northern Intermediate Tax-Exempt | 1.8 | 1.6 | 2.0 | 3.5 |
| T. Rowe Muni Intermediate | 1.8 | 1.7 | 2.2 | 3.8 |
| Bloomberg Barclays 5-Year Municipal Index | 0.6 | 1.3 | 1.5 | 3.3 |

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

# Sit Tax-Free Income Fund
# March 31, 2018

## INVESTMENT OBJECTIVES

The Sit Tax-Free Income objective seeks high current income that is exempt from federal income tax consistent with preservation of capital.

## INVESTMENT STRATEGY

The Sit Tax-Free Income strategy is to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia, and their political subdivisions, agencies, and instrumentalities.

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

## QUALITY RATINGS (%)

| | | Assessment of Non-Rated Securities | |
|---|---|---|---|
| AAA | 12.3 | AAA | 0.0 |
| AA | 32.3 | AA | 0.2 |
| A | 18.9 | A | 0.0 |
| BBB | 5.8 | BBB | 0.9 |
| Less than BBB | 3.1 | BB | 16.6 |
| Non-Rated | 20.9 | Less than BB | 3.2 |
| Cash and Other Net Assets | 6.7 | | |

## SECTOR ALLOCATION (%)

| | | | |
|---|---|---|---|
| Multi Family Mortgage | 23.7 | Insured | 6.2 |
| Single Family Mortgage | 23.1 | Hospital / Health Care | 4.6 |
| Other Revenue | 9.1 | Investment Companies | 3.9 |
| Education/Student Loan | 6.3 | Sectors Less Than 3.0% | 10.1 |
| General Obligation | 6.3 | Cash and Other Net Assets | 6.7 |

## INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

## PORTFOLIO CHARACTERISTICS

| | |
|---|---|
| Average Maturity: | 17.2 Years |
| Duration to Estimated Avg. Life: | 4.2 Years |

**Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Sit Investment Associates

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information including definitions of terms and risks specific to this fund in the last section entitled "Disclosures."

# Sit Tax-Free Fund Historic NAV Vs. 12-Month Distribution Rate

As of March 31, 2018

### Sit Tax-Free Income Fund Historic NAV



### Sit Tax Free 12-Mo. Distribution Rate



The 30-Day SEC Yield as of 3/31/18 was 2.80%

**Source**: Sit Investment Associates Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

**Sit Investment Associates**

# Sit Tax-Free Income Fund

## PORTFOLIO CHARACTERISTICS

(% NET ASSETS)

| QUALITY - RATED | Dec-04 | Dec-05 | Dec-06 | Dec-07 | Dec-08 | Dec-09 | Dec-10 | Dec-11 | Dec-12 | Dec-13 | Dec-14 | Dec-15 | Dec-16 | Dec-18 | Mar-18 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | 30.8% | 30.6% | 31.6% | 24.2% | 11.7% | 9.5% | 9.6% | 8.4% | 8.0% | 9.9% | 11.1% | 11.2% | 10.7% | 12.6% | 12.4% |
| AA | 5.5 | 4.4 | 3.1 | 8.6 | 8.0 | 11.7 | 12.2 | 22.9 | 28.3 | 23.6 | 27.8 | 29.8 | 29.9 | 31.9 | 31.5 |
| A | 26.2 | 21.2 | 16.5 | 12.1 | 11.8 | 16.9 | 17.1 | 18.5 | 20.9 | 23.9 | 23.0 | 21.6 | 22.2 | 19.8 | 19.0 |
| BBB | 30.4 | 33.7 | 30.0 | 26.9 | 27.6 | 18.5 | 25.5 | 16.7 | 15.2 | 10.0 | 7.5 | 5.5 | 4.3 | 4.7 | 5.8 |
| <BBB | 3.1 | 3.6 | 2.6 | 4.7 | 5.0 | 6.7 | 5.7 | 6.4 | 5.7 | 6.6 | 5.2 | 3.8 | 3.7 | 3.5 | 3.2 |
| CASH EQUIVALENTS | 4.0 | 6.5 | 1.6 | -0.4 | 1.9 | 3.7 | 1.1 | 4.0 | 0.9 | 6.8 | 2.7 | 5.5 | 7.0 | 5.3 | 5.9 |
| **TOTAL RATED** | **100.0%** | **100.0%** | **85.4%** | **76.1%** | **66.0%** | **67.0%** | **71.2%** | **76.9%** | **79.0%** | **80.8%** | **77.3%** | **77.4%** | **77.8%** | **77.8%** | **77.8%** |
| **NON-RATED (SIT INTERNAL RATINGS)** | | | | | | | | | | | | | | | |
| (AAA) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.4 | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| (AA) | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 1.9 | 1.7 | 1.5 | 1.6 | 1.4 | 1.3 | 0.2 | 0.2 | 0.2 |
| (A) | 0.0 | 0.0 | 2.2 | 3.3 | 2.8 | 2.7 | 1.1 | 0.8 | 0.8 | 0.0 | 0.0 | 0.2 | 0.1 | 0.0 | 0.0 |
| (BBB) | 0.0 | 0.0 | 3.8 | 5.9 | 5.1 | 6.5 | 7.4 | 5.3 | 4.8 | 3.3 | 2.4 | 1.4 | 1.6 | 0.5 | 0.9 |
| (<BBB) | 0.0 | 0.0 | 8.6 | 14.7 | 26.1 | 23.5 | 18.0 | 14.9 | 13.9 | 14.3 | 18.9 | 19.7 | 20.3 | 22.1 | 21.0 |
| **(TOTAL NON-RATED)** | **0.0** | **0.0** | **14.6** | **23.9** | **34.0** | **33.0** | **28.8** | **23.1** | **21.0** | **19.2** | **22.7** | **22.6** | **22.2** | **22.2** | **22.2** |
| **TOTAL PORTFOLIO** | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **AVERAGE RATING** | A1 / A+ | A1 / A+ | A2 / A | A3 / A- | Baa1/BBB+ | Baa1 / BBB+ | Baa1 / BBB+ | A3 / A- | A3 / A- | A2 / A | A2 / A | A2 / A | A2 / A | A2 / A | A2 / A |

| PORTFOLIO COMPOSITION | Dec-04 | Dec-05 | Dec-06 | Dec-07 | Dec-08 | Dec-09 | Dec-10 | Dec-11 | Dec-12 | Dec-13 | Dec-14 | Dec-15 | Dec-16 | Dec-18 | Mar-18 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| SINGLE FAMILY HOUSING | 1.9% | 1.0% | 1.4% | 4.5% | 7.6% | 10.3% | 10.9% | 13.0% | 17.2% | 19.4% | 23.0% | 22.4% | 21.6% | 25.0% | 23.2% |
| MULTI-FAMILYL HOUSING | 18.4% | 15.4% | 14.5% | 15.3% | 14.0% | 14.0% | 12.5% | 11.5% | 16.2% | 15.3% | 18.3% | 19.6% | 21.7% | 23.7% | 24.0% |
| HOSPITAL | 18.5 | 18.5 | 20.2 | 21.3 | 20.7 | 16.1 | 14.7 | 12.2 | 9.5 | 6.0 | 6.0 | 4.5 | 4.2 | 5.1 | 4.6 |
| IDR/PCR | 9.3 | 8.9 | 5.5 | 4.5 | 4.2 | 4.5 | 4.0 | 2.3 | 1.7 | 1.6 | 0.9 | 0.7 | 0.5 | 0.1 | 0.1 |
| EDUCATION | 4.3 | 3.9 | 7.8 | 10.2 | 11.2 | 11.2 | 15.4 | 14.2 | 12.0 | 10.3 | 9.9 | 8.3 | 7.6 | 6.4 | 6.4 |
| LEASES | 1.5 | 1.2 | 0.7 | 0.4 | 0.8 | 2.3 | 1.7 | 0.9 | 0.4 | 0.7 | 0.9 | 0.8 | 1.2 | 1.3 | 1.3 |
| INSURED | 22.0 | 21.5 | 22.2 | 17.2 | 5.8 | 2.7 | 3.2 | 3.5 | 3.2 | 2.6 | 5.0 | 4.9 | 4.1 | 3.7 | 4.4 |
| INSURED G.O. | N/A | 2.1 | 2.6 | 3.1 | 1.0 | 0.7 | 1.0 | 2.5 | 3.1 | 3.4 | 3.1 | 2.0 | 2.3 | 1.8 | 1.8 |
| GENERAL OBLIGATION | 0.7 | 0.4 | 1.0 | 1.7 | 1.6 | 3.3 | 2.7 | 4.8 | 6.2 | 6.6 | 6.5 | 5.9 | 6.2 | 6.0 | 6.4 |
| UTILITIES | 2.7 | 3.0 | 1.5 | 1.1 | 2.3 | 2.3 | 2.1 | 3.2 | 4.7 | 3.2 | 2.2 | 2.8 | 1.3 | 1.5 | 1.3 |
| MUTUAL FUNDS | 0.2 | 0.6 | 0.7 | 3.7 | 6.1 | 7.4 | 6.6 | 7.6 | 6.0 | 6.0 | 6.2 | 6.1 | 5.5 | 3.7 | 3.9 |
| ESC. TO MAT/PRE REF | 1.1 | 2.4 | 4.4 | 1.9 | 0.0 | 0.0 | 0.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 1.0 | 1.8 | 2.9 |
| PUBLIC FACILITIES | 1.3 | 1.2 | 0.8 | 1.0 | 2.6 | 2.8 | 1.8 | 1.3 | 1.2 | 1.0 | 0.0 | 0.4 | 0.0 | 0.6 | 0.6 |
| OTHER REVENUE | 12.3 | 12.3 | 14.2 | 13.1 | 18.9 | 16.7 | 17.4 | 15.5 | 14.6 | 13.6 | 12.2 | 12.5 | 11.6 | 9.9 | 9.2 |
| TRANSPORTATION | 0.9 | 0.6 | 0.5 | 0.6 | 0.6 | 1.2 | 3.1 | 1.9 | 1.0 | 2.4 | 2.7 | 2.7 | 2.9 | 2.7 | 2.6 |
| SALES | 0.9 | 0.5 | 0.4 | 0.8 | 0.7 | 0.8 | 1.4 | 1.7 | 2.1 | 1.1 | 0.3 | 0.6 | 1.3 | 1.4 | 1.5 |
| CASH EQUIVALENTS | 4.0 | 6.5 | 1.6 | -0.4 | 1.9 | 3.7 | 1.1 | 3.9 | 0.9 | 6.8 | 2.8 | 5.6 | 7.0 | 5.3 | 5.8 |
| | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| **STATED MATURITY (Yrs)** | 12.6 | 11.6 | 14.0 | 15.4 | 15.1 | 15.1 | 15.7 | 16.1 | 17.9 | 16.9 | 17.6 | 17.0 | 16.8 | 17.4 | 17.4 |
| **WEIGHTED AVG CPN** | 5.5 | 5.3 | 5.3 | 5.3 | 5.3 | 5.1 | 5.4 | 5.0 | 4.8 | 4.5 | 4.6 | 4.5 | 4.4 | 4.4 | 4.4 |
| **DUR TO AVG LIFE (Yrs)** | 3.4 | 3.2 | 3.9 | 4.8 | 5.6 | 5.6 | 6.3 | 6.1 | 6.2 | 6.7 | 5.9 | 5.7 | 5.7 | 4.1 | 4.2 |
| **BLOOMBERG BARCLAYS 5-YR YLD TO WORST** | 2.9 | 3.5 | 3.7 | 3.4 | 3.0 | 2.2 | 2.3 | 1.5 | 1.2 | 1.7 | 1.5 | 1.5 | 2.1 | 1.9 | 2.2 |

**Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

**Performance figures** are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.



Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580. Please see additional information in the last section entitled "Disclosures."

14

# III. Disclosures

Sit Investment Associates

# Disclosure Page

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

**Risks specific to Tax-Free Fund**
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

**Index Descriptions**
**The Bloomberg Barclay's Capital 5-Year Municipal Bond Index** is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

**Definition of Terms**
**Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Sit Investment Associates